Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

April 29, 2013

VIA EDGAR CORRESPONDENCE

Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-13-051628) with the Securities and Exchange Commission (the “Commission”) on February 12, 2013 relating to Transamerica MLP & Energy Income (the “Fund”), a new series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on April 4, 2013.

The Staff noted that all comments to the Fund’s summary section, as noted below, also apply to the disclosure with respect to the Fund in the section entitled “More on the Fund’s Strategies and Investments”, as well as “More on Risks of Investing in the Funds”, as applicable. In addition, it was noted that all comments generally apply to both the retail and Class I2 Prospectuses of the Fund.

Below are the Staff’s comments on the Registration Statement with respect to the Fund and the Registrant’s responses thereto.

Prospectus Comments

1.	Principal Investment Strategies: Please clarify the types of securities the Fund will hold. Please further explain “energy-related assets” and “MLP-related entities” and confirm that each has economic characteristics similar to MLP securities.

Response: The Registrant has reviewed and made certain revisions to the “Principal Investment Strategies” section of the prospectus in response to the Staff’s comment. The Registrant also confirms that energy-related assets and MLP-related entities in which the Fund will invest each have economic characteristics similar to MLP securities.

2.	Principal Investment Strategies: Please define “energy sector” in the summary section.

Response: The Registrant has made revisions consistent with the Staff’s comment.

3.	Principal Investment Strategies: Please confirm whether “MLP-related entities,” as defined in each Prospectus, will be included in calculation of the Rule 35d-1 “Names Test” and, if so, please also confirm that at least 80% of the Fund’s net assets will be invested in such MLP-related entities, MLPs, energy infrastructure companies and other issuers in the energy sector.

Response: The Registrant so confirms.

4.	Principal Investment Strategies: Please explain which type of derivatives the Fund will invest in and hold that will be considered “derivatives of interests in MLPs.” If there is an intended maximum percentage of the Fund’s holdings that will be in derivatives, please disclose that percentage.

Response: The Registrant has made revisions consistent with the Staff’s comment.

5.	Principal Investment Strategies: Please confirm that, for the purposes of the 80% test, derivatives are being calculated at market value, rather than notional value.

Response: The Registrant so confirms.

6.	Principal Investment Strategies: Please revise the disclosure relating to investments in other issuers in the energy sector to provide a conclusive list of all such investments, or remove “generally” from the current disclosure.

Response: The Registrant has removed “generally” from the current disclosure in response to the Staff’s comment.

7.	Principal Investment Strategies: Please further define and clarify “MLP I-shares” as that term is used in the Prospectuses.

Response: The Registrant has made revisions consistent with the Staff’s comment.

8.	Principal Investment Strategies: Please provide an example of a “paired long-short trade” in the summary section or in Item 9 of the Prospectuses.

Response: The Registrant has made revisions consistent with the Staff’s comment.

9.	Principal Risks: Please revise the derivatives risk disclosure to focus on those derivatives in which the Fund will invest.

Response: The Registrant believes that the Fund’s current disclosure appropriately discloses the risks associated with investing in derivatives and is consistent with the requirements of Item 3 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

10.	Principal Risks: Please consider adding risk disclosure relating to investing in small and medium capitalization companies, if appropriate.

Response: The Registrant has made revisions consistent with the Staff’s comment.

11.	Principal Risks: Please note that the “Focused Investing” risk disclosure contains a reference to emerging markets. If emerging markets are a principal investment strategy, please add emerging markets risk disclosure.

Response: The Registrant believes this risk applies to certain strategies of the Fund based on its focus in the energy sector. Emerging markets investment is not a principal investment strategy of the Fund.

12.	Principal Risks: Please expand the tax risk disclosure relating to the return of capital, including that return of capital will lower a shareholder’s basis in the securities and that the shareholder may be obligated to pay taxes on capital gains even if the shareholder sells at a loss.

Response: The Registrant believes that the Fund’s current disclosure in the Shareholder section of the Prospectuses appropriately addresses a shareholder’s tax implications. In addition, it is noted that the “Tax Information” and “Distributions and Taxes” sections of the Prospectuses address distributions that may be treated as a return of capital. The Registrant has therefore not made revisions to the tax risk at this time.

13.	More on Risks of Investing in the Fund: Please revise the derivatives risk disclosure to focus on those derivatives in which the Fund will invest to align with changes to the corresponding Item 4 risk disclosure, per comment #9 above.

Response: The Registrant believes that the Fund’s current disclosure appropriately discloses the risks associated with investing in derivatives and is consistent with the requirements of Item 9 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

14.	Pricing of Shares: Please add disclosure that foreign securities values may change when the U.S. stock market is closed.

Response: The Registrant notes that this disclosure is included in the in the “Shareholder” section of the Prospectuses at the end of the first paragraph in the section entitled “When Share Price Is Determined.”

15.	Pricing of Shares: Please revise the disclosure and explain the process by which MLPs and privately held companies will be valued.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Statement of Additional Information Comments

16.	Additional Information Regarding Investment Practices: Please revise or remove the bracketed paragraph under the heading, “Lending.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

17.	Disclosure of Portfolio Holdings: Please ensure compliance with Form N-1A, Item 16(f) relating to conflicts between the interests of fund shareholders and the fund’s investment adviser, principal underwriter or their affiliated persons.

Response: The Registrant has made revisions consistent with the Staff’s comment.

18.	Disclosure of Portfolio Holdings: Please revise and complete the section, “Commodity Exchange Act Registration.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

19.	The Investment Adviser: Please add the Fund to the table disclosing expense caps and expiration dates. In addition, if applicable, please include reference to the 36-month reimbursement arrangement as a footnote to the fee table in the Prospectuses.

Response: The Registrant has made revisions consistent with the Staff’s comment, as applicable.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary

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